Exhibit 3.51

STATE of DELAWARE

LIMITED LIABILITY COMPANY

CERTIFICATE of FORMATION of

IIP-PA 2 LLC

The undersigned, being an authorized person, for the purpose of forming a limited liability company under the Delaware Limited Liability Company Act, Chapter 18, Title 6, Delaware Code, Section 18-101 et seq (the “Act”), hereby certifies pursuant to Section 18-201.

FIRST:           The name of the limited liability company is IIP-PA 2 LLC.

SECOND:      The address of its registered office in the State of Delaware is 1209 Orange Street, Wilmington, Delaware 19801, County of New Castle. The name of its Registered Agent at such address is The Corporation Trust Company.

THIRD:          This Certificate of Formation shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation of IIP-PA 2 LLC this 26th day of February, 2019.

/s/ Brian Wolfe
Brian Wolfe, Authorized Person